Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

October 29, 2021

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
Form N-4 Registration Statements (File No. 333-233836)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on October 18, 2021, with respect to the above-referenced filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica B-Share Variable Annuity. Please note, consistent with our discussion on the 18th, we have changed the proposed effective date of this filing to December 1, 2021.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	Transamerica B-Share Variable Annuity Prospectus

1.	Page 3 - Please include the term of the surrender charge period.

Response:    Disclosure has been revised. Please see attached.

2.	Page 3 - Please add hyperlinks to the “Location in PRO” column of the Key Information Table.

Response:    Disclosure has been revised. Please see attached.

3.

Page 4 - The prospectus uses the terms fund, underlying fund, investment options and portfolio companies. Please be consistent in use of terms or add term in the Glossary to say they’re interchangeable.

Response:    Term has been added and defined in Glossary. Please see attached.

4.	Page 4 - Please include the $50 Administrative Expense fee in the Key Information Table as a percentage.

Response: Disclosure has been revised. Please see attached.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

October 29, 2021

5.	Page 4 - Be consistent in use of Policy vs Contract.

Response:  Disclosure has been revised. Please see attached.

6.	Page 4 - Please add “based on current charges” to the end of the second sentence in the paragraph below the first chart in the “Annuity Policy Fee Table and Expense Examples” table.

Response:    Disclosure has been revised. Please see attached.

7.	Page 5 - Under Restrictions - Optional Benefits 2nd bullet. After the word “withdrawal” add “that exceed limits specified by the terms of an optional benefit”.

Response:    Disclosure has been revised. Please see attached.

8.	Page 6 - Under Conflict of Interest - Investment Professional Compensation. Please define TCI.

Response:    Disclosure has been revised. Please see attached.

9.	Page 7 - The 2nd paragraph contains a typo and should read “This Policy may not be appropriate for people who do not have a long investment…”.

Response:    Disclosure has been revised. Please see attached.

10.	Page 9 - Be consistent in the use of Administrative Expense or Annual Service Charge.

Response:    All references have been updated to reflect “Annual Service Charge”.

11.	Page 9 - The Fund Facilitation Fee appears under Optional Benefit Expenses but is not an optional benefit. May need to be placed elsewhere.

Response:    Disclosure has been revised. Please see attached.

12.	Page 11 - The 2nd sentence includes “up to $35” and the table below the paragraph shows a maximum of $50. Should show the maximum.

Response:    Disclosure has been revised. Please see attached.

13.	Page 13 - Please confirm supplementally that the maximum Fund Facilitation Fee has been included in formulating this range in the first row. The second line can include the current range.

Response:     We have confirmed that the maximum Fund Facilitation Fee has been included in formulating this range in the first row.

14.

Page 15 - Please include risks of an increase in current fees and expenses and risks of managing General Account assets from Separate Account VA DD filings in April or explain why they don’t need to be included.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

October 29, 2021

Response: Disclosure has been revised. Please see attached.

15.	Page 29 - Just before the Mortality and Expense Risk Fees Header consider adding a heading “Annual Contract Expenses”.

Response: Disclosure has been revised to add header “Base Contract Expenses”. Please see attached.

16.	Page 42 - In the Benefits table under the Maximum annual fee there is a reference to Income Enhancement Option. Please consider briefly explaining what the Income Enhancement option is.

Response: Disclosure has been revised. Please see attached.

17.	Page 131 - Please add disclosure to the first paragraph “Depending on optional benefits you choose you may not be able to invest in certain Portfolio Companies”.

Response: Disclosure has been revised. Please see attached.

18.	Page 131 - Please revise language to introduction paragraph to comply with the legend starting at “Please Note through the second paragraph.

Response: Disclosure has been revised. Please see attached.

19.	Page 131, 2nd paragraph - Please note that the website must be specific enough to send reader to the actual Prospectus.

Response: Disclosure has been revised. Please see attached.

20.	Page 131 - Please include two additional columns for “Platform Charge” and “Current Expenses Plus Platform Charge”.

Response: Disclosure has been revised. Please see attached.

21.	Page 131 - If updated performance information is available, provide website or phone number to get more information.

Response: We do not provide updated performance as we do not host updated performance on our website or provide via telephone requests.

22.	Page 131 - Please revise so the Investment Objective column is the first column.

Response: Disclosure has been revised. Please see attached.

23.	Page 131 - Remove rows of trusts from the table.

Response: Disclosure has been revised. Please see attached.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

October 29, 2021

24.	Page 131 - If any Portfolio Companies are closed to new investments or new investors please disclose.

Response: There are no Portfolio Companies that have been closed to new investment or investors.

II.	Transamerica B-Share Variable Annuity Statement of Additional Information

1.	Please provide the services information required by Item 21 or explain supplementally why it is inapplicable.

Response: Item 21 is not applicable because the Depositor and Registrant perform all services and pay all fees, expenses, and costs relating to the policies.

III.	Transamerica B-Share Variable Annuity Initial Summary Prospectus

1.	Please incorporate all Comments from Stat PRO.

Response: All applicable comments have been incorporated from the Stat PRO. Please see attached.

2.	Overview of the Policy - Consider including brief share classes disclosure from Statutory Prospectus

Response: Disclosure has been revised. Please see attached.

3.	Page 6, Benefits Available Under the Policy - In the lead in paragraph, the language after the first sentence needs to be removed.

Response: Disclosure has been revised. Please see attached.

4.

Page 6, Base Policy Death Benefit at the bottom of the page under Purpose column - The language looks different from the language on page 37 of the Statutory prospectus. Use the language from the Statutory Prospectus here.

Response: Disclosure has been revised. Please see attached.

5.	Page 7, Annual Step-Up Death Benefit Purpose column - Add language from the Statutory Prospectus here regarding “prior to Annuitant’s 81st birthday (adjusted for premium payments and withdrawals”.

Response: Disclosure has been revised. Please see attached.

6.	Page 7, Nursing Care and Terminal Condition Waiver - The Statutory Prospectus lists as “Nursing Care and Terminal Condition Withdrawal Option. Fix discrepancy

Response: Disclosure has been revised. Please see attached.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

October 29, 2021

7.	Page 9 for Transamerica Principal Optimizer Rider Purpose - Please delete “and a guaranteed minimum benefit” to the end of the sentence.

Response: Disclosure has been revised. Please see attached.

8.	Page 13 Policy Expenses - The first line and fourth lines are different from the PRO. Update to reference “Base Contract Expenses” to match the Stat PRO.

Response: Disclosure has been revised. Please see attached.

9.	Page 13 Optional Separate Account Expenses - Update to reference “Base Contract Expenses” to match Stat PRO.

Response: Disclosure has been revised. Please see attached.

10.	Page 13 for Fund Facilitation Fee - Please add opening paragraph from Stat PRO in ISP.

Response: Disclosure has been revised. Please see attached.

11.	Page 13 Optional Benefit Expenses heading - Please make heading consistent with Stat PRO by changing to “Optional Guaranteed Withdrawal Benefit Riders”.

Response: Disclosure has been revised. Please see attached.

12.	Page 13 for Total Annual Fund Expenses - Please use Portfolio Company to be consistent with Stat PRO.

Response: Disclosure has been revised. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/Brian Stallworth

Brian Stallworth

Assistant General Counsel